Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.        Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Stephen Anastasiou
Date of Last Notice:	20 June 2017

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director Related Entity
Date of change	13th December 2017

No. of securities held prior to change		Shares	Options
	Direct	—	1,000,000
	Indirect	5,376,137	2,247,017
	Total	5,376,137	3,247,017

Class	Fully paid ordinary shares

Number acquired		Shares	Options
	Direct	—	—
	Indirect	875,000	—
	Total	875,000	—

Number disposed		Shares	Options
	Direct	—	—
	Indirect	—	—
	Total	—	—

+ See chapter 19 for defined terms.

01/01/2011

Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	AUD$ 140,000 (Non-Cash)

No. of securities held after change		Shares	Options
	Direct	—	1,000,000
	Indirect	6,251,137	2,247,017
	Total	6,251,137	3,247,017

Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	As per resolution 5 approved by shareholders at the Annual General meeting of the Company held on 13th November 2017.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

The CFO Solution

21 December 2017

+ See chapter 19 for defined terms.

01/01/2011

Appendix 3Y Page 2